FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 10, 2003
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.   ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein are the minutes of the Registrant’s shareholders meeting of September 1, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2003	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Exhibit Index

Exhibit 99.1: Minutes of the Registrant's shareholders meeting.

Exhibit 99.1

MINUTES OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERSOF NOVE MEASURING INSTRUMENTS LTD (THE “COMPANY”)

Held on September 1, 2003 at 17:00 at the Company’s Registered Offices at Building
22 Weitzmann Science Park Rehovoth, Israel

The following Shareholders were present at the meeting in person or by Proxy:

Name	Amount of Ordinary Shares Voted	Remarks
Clal Electronic Industries, Ltd. Inventech Investments Ltd. Teuza - a Fairchild Technologies Venture Ltd. Moshe Finarov Giora Dishon The PIA Group[2] Others[3] Total	2,857,045[1] 1,581,244 1,751,327 646,942 646,941 38,350 3,465,432[4] 10,987,281[5]	Present by Proxy Present by Proxy Present by Proxy Present in Person Present in Person Present by Proxy Present by Proxy

The number of Shares present in person or by Proxy is sufficient to constitute a legal quorum.

Also Present: Adv. Ephraim Schmeidler - counsel to the Company, Giora Dishon -Director of the Company, Dror David - Company Secretary.

Giora Dishon is elected to chairperson the meeting.

On the Agenda:

Item no. 1 the Shareholders have reviewed the Company’s Annual Financial Statements for the period ending on December 31, 2002. As no comments were received from the Shareholders present at the meeting, the Shareholders move to the following issues on the agenda.

SHAREHOLDERS OF THE COMPANY HAVE RESOLVED AS FOLLOWS:

1.      RESOLVED, to elect Barry Cox, Joseph Ciechanover, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve for a period of one year or until their respective successors are duly elected and shall qualify, and to elect Lauri Hanover and Karrey Holand as External Directors to serve for a period of three years or until their respective successors are duly elected and shall qualify.

1 Holds 3,079,084 Shares but voted through a proxy card limiting the amount of shares voted to those identified above.
2 Comprised of three shareholder´s represented by the same proxy: (i) PIA Estrategit Hitec, holding 13,700 shares; (ii) PIA Nivcheret Menaiot, holding 9,950 shares, and (iii) PIA Menaiot Yezu holding 14,700 shares.
3 Public shareholders voted by proxy cards mailed to the Company´s Transfer Agent.
4 Other than with respect to proposals number 7 and number 8, on each of which 85,056 shares were voted.
5 Other than with respect to proposals number 7 and number 8, on each of which 7,606,905 shares were voted.

2.        RESOLVED, to appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2003, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

3.       RESOLVED, to approve the terms of engagement of Mr. Barry Cox.

4.       RESOLVED, to approve the resolution of the Company’s Audit Committee and the Company’s Board of Directors and approve the grant to each of the Company’s external directors the right to receive options to purchase the Company’s ordinary shares within the framework prescribed by the Regulations.

5.       RESOLVED, to approve the Resolution of the Company’s Board of Directors and the grant to each of (A) Lauri Hanover of and (B) Karrey Holland of an option to purchase 10,000 ordinary shares of the Company as set forth in proposal described in Item No. 6.

6.       RESOLVED, to approve the resolution of the Company’s Board of Directors and the amendment of the terms of compensation of (A) Dr. Giora Dishon and (B) Dr. Moshe Finarov as set forth in the proposal described in this Item 7.

7.       RESOLVED, to approve the resolution of the Company’s Board of Directors and the amendment of Option Plan 6 to provide that up to 960,000 shares may be issued pursuant to the exercise of options granted pursuant to Option Plan 6.

8.       RESOLVED, to approve the terms of Employee Stock Purchase Plan No. 1.

Signed on this 3rd day of September, 2003 BY: /S/ Giora Dishon —————————————— Giora Dishon Chairperson of the Meeting

Minutes were prepared by Ephraim Schmeidler adv., Counsel to the Company.

Exhibit Index:

99.2 Voting Table filed herewith

99.3 Proxy Statement filed with the SEC on August 5, 2003 and incorporated by reference.

Annex 1 - Voting Table

Proposal	Vote	Total	%	Total voting per item	Quorum	Clal Electronics Industry Ltd.	Teuza Ltd.	Inventech	Dishon Giora	The PIA Group	Finarov Moshe	Others
1 1 1 2 2 2 3 3 3 4 4 4 5A 5A 5A 5B 5B 5B 6A 6A 6A 6B 6B 6B 7 7 7 8 8 8	For Against Abstain For Against Abstain For Against Abstain For Against Abstain For Against Abstain For Against Abstain For Against Abstain For Against Abstain For Against Abstain For Against Abstain	14,996,555
10,985,731
1,550
-
10,985,091
100
2,090
10,931,449
53,782
2,050
10,980,913
4,318
2,050
10,928,849
56,432
2,000
10,931,349
53,932
2,000
10,977,489
7,222
2,570
10,977,489
7,222
2,570
7,548,423
56,482
2,000
7,601,027
3,878
2,000	99.99% 0.01% 0.00% 99.98% 0.00% 0.01% 99.49% 0.36% 0.01% 99.94% 0.03% 0.01% 99.47% 0.38% 0.01% 99.49% 0.36% 0.01% 99.91% 0.05% 0.02% 99.91% 0.05% 0.02% 99.23% 0.74% 0.03% 99.92% 0.05% 0.03%	10,987,281 10,987,281 10,987,281 10,987,281 10,987,281 10,987,281 10,987,281 10,987,281 7,606,905 7,606,905	73.27% 73.27% 73.27% 73.27% 73.27% 73.27% 73.27% 73.27% 50.72% 50.72%	3,079,245 2,857,045 2,857,045 2,857,045 2,857,045 2,857,045 2,857,045 2,857,045 2,857,045 2,857,045 2,857,045	1,751,327 1,751,327 1,751,327 1,751,327 1,751,327 1,751,327 1,751,327 1,751,327 1,751,327 1,751,327 1,751,327	1,581,244 1,581,244 1,581,244 1,581,244 1,581,244 1,581,244 1,581,244 1,581,244 1,581,244 1,581,244 1,581,244	646,942 646,942 646,942 646,942 646,942 646,942 646,942 646,942 646,942 646,942 646,942	38,350 38,350 38,350 38,350 38,350 38,350 38,350 38,350 38,350 38,350 38,350	646,941 646,941 646,941 646,941 646,941 646,941 646,941 646,941 646,941 646,941 646,941	7,252,506
3,463,882
1,550

3,463,242
100
2,090
3,409,600
53,782
2,050
3,459,064
4,318
2,050
3,407,000
56,432
2,000
3,409,500
53,932
2,000
3,455,640
7,222
2,570
3,455,640
7,222
2,570
26,574
56,482
2,000
79,178
3,878
2,000